Filed by BlackRock MuniAssets Fund, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities and Exchange Act of 1934, as amended

Subject Company:  BlackRock MuniAssets Fund, Inc.
Commission File No. 811-07642

Contact:
1-800-882-0052

BlackRock Announces Closing of Closed-End Fund Reorganization

New York, February 28, 2011 – BlackRock Advisors, LLC today announced that the reorganization of BlackRock Apex Municipal Fund, Inc. (NYSE:APX) with and into BlackRock MuniAssets Fund, Inc. (NYSE:MUA) (the “Reorganization”) is effective as of the opening for business of the New York Stock Exchange on February 28, 2011.

In the Reorganization, MUA acquired substantially all of the assets and liabilities of APX in a tax-free transaction in exchange for an equal aggregate value of newly-issued common shares of MUA.  Common shareholders of APX received common shares of MUA in an amount equal to the aggregate net asset value of APX common shares as determined at the close of business on February 25, 2011, less the costs of the applicable reorganization (although cash was distributed for any fractional common shares).

Relevant details pertaining to the reorganizations are as follows:
Fund	NAV/Share ($)	Conversion Ratio
BlackRock MuniAssets Fund, Inc.	$12.1158	N/A
BlackRock Apex Municipal Fund, Inc.	$8.8277	0.72861057

About BlackRock

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide.  At December 31, 2010, BlackRock’s AUM was $3.561 trillion.  BlackRock offers products that span the risk spectrum to meet clients’ needs, including active, enhanced and index strategies across markets and asset classes. Products are offered in a variety of structures including separate accounts, mutual funds, iShares® (exchange traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®.  Headquartered in New York City, as of December 31, 2010, the firm has approximately 9,100 employees in 25 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa.  For additional information, please visit the firm’s website at www.blackrock.com

Forward-Looking Statements

This press release, and other statements that BlackRock or APX and MUA (the “Funds”) may make, may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the future financial or business performance, strategies or expectations of BlackRock or the Funds.  Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and neither BlackRock nor any of the Funds assumes a duty to or undertakes to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to each Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Fund or in the Fund’s net asset value; (2) the relative and absolute investment performance of the Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the recently approved Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) BlackRock’s success in maintaining secondary market support for the Fund; (11) the impact of BlackRock electing to provide support to its products from time to time; (12) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions; and (13) the ability of BlackRock to integrate the operations of Barclays Global Investors.

The Annual and Semi-Annual Reports and other regulatory filings of the BlackRock Closed-End Funds with the SEC are accessible on the SEC's web site at www.sec.gov and on BlackRock’s web site at www.blackrock.com, and may discuss these or other factors that affect the Closed-End Funds. The information contained on our web site is not a part of this press release.

The Joint Proxy Statement/Prospectus relating to the reorganizations contains important information and shareholders are urged to read it. Free copies of the Joint Proxy Statement/Prospectus are available by calling BlackRock at (800) 882-0052 or on the SEC's web site at www.sec.gov.